10/5 101

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2006
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050895

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- [redacted] 44442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baring Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Atlantic Avenue
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 12 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/5

OATH OR AFFIRMATION

I, Robert M. Cecere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baring Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

KELLY ANN GILLIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 15, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Baring Investment Services, Inc.:

We have audited the accompanying statements of financial condition of Baring Investment Services, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for each of the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baring Investment Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

BARING INVESTMENT SERVICES, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005	2004
Assets:			
Cash and cash equivalents	$	68,469	66,510
Receivable from affiliate (note 3)		47,375	44,107
Total assets	$	115,844	110,617
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued income taxes	$	9,095	7,756
Total liabilities		9,095	7,756
Stockholder's equity (note 5):			
Capital stock, $1.00 par value. Authorized 100 shares; issued and outstanding 14 shares		14	14
Additional paid-in capital		4,886	4,886
Retained earnings		101,849	97,961
Total stockholder's equity		106,749	102,861
Total liabilities and stockholder's equity	$	115,844	110,617

See accompanying notes to financial statements.

BARING INVESTMENT SERVICES, INC.

Statements of Income

Years ended December 31, 2005 and 2004

		2005	2004
Fee revenue (note 3)	$	42,296	37,274
Operating expenses:			
General and administrative (note 3)		26,855	25,200
Professional fees		12,828	10,299
Total operating expenses		39,683	35,499
Income from operations		2,613	1,775
Interest income		1,959	704
Income before income taxes		4,572	2,479
Provision for income taxes (note 4)		684	—
Net income	$	3,888	2,479

See accompanying notes to financial statements.

BARING INVESTMENT SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

		Capital stock	Additional paid-in capital	Retained earnings	Stockholder's equity
Balance, December 31, 2003	$	14	4,886	95,482	100,382
Net income		—	—	2,479	2,479
Balance, December 31, 2004		14	4,886	97,961	102,861
Net income		—	—	3,888	3,888
Balance, December 31, 2005	$	14	4,886	101,849	106,749

See accompanying notes to financial statements.

BARING INVESTMENT SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Reconciliation of net income to net cash used in operating activities:			
Net income	$	3,888	2,479
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in operating assets and liabilities:			
Receivables from affiliates		(3,268)	(4,275)
Accounts payable and accrued expenses		1,339	2,500
Accrued income taxes		—	—
Net cash provided by operating activities		1,959	704
Cash and cash equivalents, beginning of year		66,510	65,806
Cash and cash equivalents, end of year	$	68,469	66,510

See accompanying notes to financial statements.

(1) Organization

Baring Investment Services, Inc. (the Company or BIS) was organized in Delaware in 1987. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and provides brokerage services for certain pooled investment products on behalf of an affiliated registered investment advisor. It is a wholly owned subsidiary of Baring Asset Management Holdings, Inc. (the Parent).

Through March 31, 2005, the Parent was a wholly owned subsidiary of Baring Asset Management Holdings Limited (BAMHL), whose ultimate owner was ING Groep NV, (ING). On March 31, 2005 ING completed a sale of the global investment management operations of BAMHL to Massachusetts Mutual Life Insurance Company (MassMutual). As a result of the transaction, the Parent is no longer a wholly owned subsidiary of BAMHL and is now an indirect wholly owned subsidiary of MassMutual.

(2) Significant Accounting Policies

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States of America (US GAAP) and with established practices within the broker-dealer industry. In preparing the financial statements in conformity with US GAAP, management may be required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents, for financial reporting purposes, consist of cash and a money market fund carried at cost, which approximates market value.

(b) Revenue Recognition

Fee revenue is derived from a cost plus mark-up arrangement with an affiliate. Revenue is recorded as earned, based on the level of costs incurred.

(3) Related-Party Transactions

The Company provides brokerage services to a foreign affiliate through a cost plus mark-up arrangement. The Company derived 100% of its operating revenue from such fees during the years ended December 31, 2005 and 2004. Accordingly, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have resulted if the Company had operated as an unaffiliated entity. During 2005 and 2004, such fee revenue amounted to $42,296 and $37,274, respectively. At December 31, 2005 and 2004, receivables from affiliates for such services were $47,375 and $44,107, respectively.

The Company received administrative services from an affiliate for which it was charged $24,000 in 2005 and $24,000 in 2004.

(Continued)

(4) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2005, $365 was payable to MassMutual for consolidated federal income taxes.

Prior to March 31, 2005, the Company was in a similar tax sharing arrangement with BAMHL.

The Company accounts for income taxes and related accounts under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverse. At December 31, 2005 and 2004, there were no deferred fixed assets or liabilities.

The components of income taxes included in the statement of income for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Income tax provision (benefit):		
Current:		
Federal	$ 411	—
State and other	273	—
Total Current	$ 684	—

A reconciliation of the differences between income tax expense and the amount computed by applying the statutory U.S. federal tax rate to pre-tax income for years ended December 31, 2005 and 2004 is as follows:

	2005		2004	
	Amount	Percent	Amount	Percent
Provision at the U.S. Federal rate	$ 1,600	35.0%	$ 868	35.0%
State tax, net of Federal effect	178	3.9		—
Permanent differences:				
Other	(1,094)	(23.9)	(868)	(35.0)
Effective income tax rate	$ 684	15.0%	$ —	—%

(Continued)

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005 and 2004, the Company had net capital of $58,005 and $57,424, which was $53,005 and $52,424, respectively, in excess of its required net capital of $5,000. At December 31, 2005 and 2004, the Company's ratio of AI to net capital was 0.157 to 1 and 0.135 to 1, respectively.

Schedule I

BARING INVESTMENT SERVICES, INC.

Net Capital Requirements

December 31, 2005 and 2004

		2005	2004
Net capital:			
Total stockholder's equity	$	106,749	102,861
Less:			
Nonallowable assets:			
Receivables from affiliates		47,375	44,107
Net capital before haircuts on securities positions		59,374	58,754
Haircut on investments:			
Money market fund		1,369	1,330
Net capital	$	58,005	57,424
Aggregate indebtedness:			
Total liabilities	$	9,095	7,756
Computation of basic net capital requirement:			
Minimum net capital required	$	5,000	5,000
Excess net capital	$	53,005	52,424
Ratio: Aggregate indebtedness to net capital		0.157 to 1	0.135 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005and 2004):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2005 and 2004 and that included herein.

See accompanying independent auditors' report.

Schedule II

BARING INVESTMENT SERVICES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.

Schedule III

BARING INVESTMENT SERVICES, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Baring Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Baring Investment Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006